August 8, 2012	News Release 12-14

SILVER STANDARD REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) reports consolidated financial results for the second quarter ended June 30, 2012.

“Our team delivered solid results that demonstrate operating consistency at the Pirquitas mine, despite adverse seasonal impacts and regulatory challenges. We remain on track to meet production guidance for the year,” said John Smith, President and CEO. “Our extensive portfolio and strong balance sheet leave us well positioned to advance projects and capitalize upon strategic opportunities as they arise.”

Second Quarter 2012 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

  Produced 2.0 million ounces of silver in the quarter, bringing year-to-date production to 4.2 million ounces, on track to achieve full-year guidance.

  Revenues of $42.4 million, a 10% increase quarter on quarter, from the sale of 1.9 million ounces of silver and 1.8 million pounds of zinc.

  Finalized long-term silver concentrate sales contracts to complete sales strategy. The executed contracts now exceed production capacity which positions the Company to sell its excess silver concentrate inventory during the second half of the year to unlock inventory value.

  Received cash proceeds of C$67.0 million from exercised Pretium Resources Inc. (“Pretium”) share purchase warrants pursuant to the secondary offering completed in 2011.

  Reported significant silver and zinc mineralization in the Cortaderas target area at Pirquitas including 78 meters grading 756 g/t silver and 9.8% zinc1.

  Subsequent to the quarter-end, in July Pirquitas shipped 2,300 tonnes of silver concentrate containing an estimated 1.1 million ounces of silver.

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1 See news release dated July 25, 2012 for further details of assay results.

Pirquitas Mine, Argentina

Summary Mine Operating Statistics (1)

		Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Total Material Mined	Kt	4,483	4,297	4,640	4,185	4,483
Ore Processed	Kt	386	416	241	245	295
Silver Mill Feed Grade	g/t	219	221	274	250	261
Recoveries	%	74.5	77.3	82.4	82.9	80.0
Silver Produced	‘000 oz.	2,021	2,172	1,751	1,631	1,976
Direct Mining Cost	US$/oz.	$13.07	$11.86	$14.97	$16.20	$11.57
Total Cash Cost	US$/oz.	$21.88	$20.30	$17.72	$20.60	$22.06

(1)

The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of inventory, as shown in the Company’s consolidated interim statement of income please refer to ‘Non-GAAP Financial Measures’ in item 13 of the management discussion and analysis ("MD&A") for the three and six month ended June 30, 2012.

Mine production

The Pirquitas mine produced 2.0 million ounces of silver during the second quarter of 2012, compared with 2.2 million ounces during the first quarter of 2012, bringing total production for the year to 4.2 million ounces. The lower quarterly production was principally due to a scheduled relining of the ball mill resulting in lower total tonnes processed, and lower average recovery in the flotation plant. Silver production this quarter was consistent with the 2.0 million ounces produced in the second quarter of 2011. The mine also produced 1.8 million pounds of zinc, a 45% decline from the first quarter of 2012, due to focusing on mining the south side of the pit, where zinc ore grades are lower.

During the quarter, 386,000 tonnes of ore were processed at an average milling rate of 4,246 tonnes per day, compared to 416,000 tonnes at an average of 4,567 tonnes per day in the first quarter of 2012, and 295,000 tonnes at an average of 3,241 tonnes per day in the second quarter of 2011. The average milling rate of 4,246 tonnes per day this quarter is 6% higher than the plant's nominal design. The ongoing outperformance is the result of continuous improvement initiatives at the mine, including preventative maintenance, mill feed selection, and improved crusher capacity as reported previously.

Ore milled during the second quarter of 2012 contained an average silver grade of 219 g/t, compared to 221 g/t in the first quarter of 2012, and 261 g/t in the second quarter of 2011. Silver recoveries were 74.5% in the second quarter of 2012 compared to 77.3% in the first quarter of 2012, and 80.0% in the second quarter of 2011. The lower recovery resulted from unseasonably cold weather that impacted water supply and a global shortfall in preferred flotation reagents.

Recovery rates are expected to improve in the coming months as the mine procures higher quality flotation reagents and enters the warmer seasons.

Mine operating costs

Direct mining cost per ounce, total cash cost per ounce and total production cost per ounce are non-GAAP financial measures. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of the MD&A for the three and six month ended June 30, 2012.

Direct mining costs in the second quarter of 2012 were $13.07 per ounce of silver compared to $11.86 per ounce in the first quarter of 2012 and $11.57 per ounce in the second quarter of 2011. Import restrictions continue to impact operational efficiencies, and high local inflation rates in Argentina (without a corresponding devaluation of the peso) continue to challenge the local cost structure. Cost control remains a key focus of management.

Total cash cost in the second quarter of 2012, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $21.88 per ounce of silver compared to $20.30 per ounce of silver in the first quarter of 2012 and $22.06 per ounce in the second quarter of 2011. Treatment and refining costs, as well as royalties and production taxes all vary as a function of sales prices and are recorded for the actual ounces of silver sold. Consequently, on a per ounce basis, the variability in total cash cost from period-to-period is partially due to sales prices and the difference between production and sales volumes. The incremental per ounce impact of these costs in the second quarter of 2012 and first quarter of 2012 were broadly consistent, but higher than the second quarter of 2011 due to the volume of sales.

Total production cost, which includes depletion, depreciation and amortization, was $27.06 per ounce in the second quarter of 2012 compared to $25.36 in the first quarter of 2012 and $25.26 in the second quarter of 2011. The depletion, depreciation and amortization costs are consistent on a per ounce basis with the first quarter of 2012, however they are greater than in the second quarter of 2011 due to the reduction in mineral reserves at Pirquitas in the fourth quarter of 2011, which increased the depletion, depreciation and amortization charges on certain assets.

Exploration drilling program

At Pirquitas, the planned drill program was increased from 22,500 meters to 28,500 meters based on the results obtained in the early part of the program, and the Company has now completed about 23,500 meters. The majority of the planned drilling was designed to expand and better define the Cortaderas Breccia and Cortaderas Valley mineral resources and upgrade significant portions of these resources from the Inferred Mineral Resource to the Indicated Mineral Resource category. In a news release dated July 25, 2012, the Company provided selected assay results from the first eight drill holes completed this year, which have extended the previously identified Cortaderas Breccia resource2.

In addition to the drilling that will be done in the Cortaderas area several holes will be drilled to test a number of gravity anomalies that were outlined by geophysical surveying done in areas adjacent to the San Miguel open pit.

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2 See news release dated July 25, 2012 for further details of assay results.

Financial Results

Net Income

  Net Income for the three months ended June 30, 2012, was $34.5 million ($0.43 per share) compared to $45.8 million ($0.57 per share) in the second quarter of 2011.

Mine Operations

  Mine operating income of $6.8 million at Pirquitas in the three months ended June 30, 2012, from revenues of $42.4 million. Cost of sales was $35.7 million including $8.1 million in non- cash depletion, depreciation and amortization.

Liquidity

  As of June 30, 2012, the Company held cash and cash equivalents of $351.8 million compared to $329.1 million as of December 31, 2011. Working capital was $377.9 million as of June 30, 2012, compared to $399.1 million at December 31, 2011.

Selected Financial Data
(US$000’s, except per share amounts)

This summary of selected financial data should be read in conjunction with the interim financial statements and the MD&A of the unaudited consolidated operating results and financial condition of the company for the three months ended June 30, 2012 and audited results for the year ended December 31, 2011.

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011
Income from mine operations	6,758	15,838
Operating income (loss)	(2,298)	6,196
Net income for the period	34,544	45,765
Basic earnings per share	0.43	0.57
Cash generated by operating activities	11,638	6,980
Cash generated by financing activities	20	6,711
Cash generated by investing activities	46,828	94,335

Financial Position	June 30, 2012	December 31, 2011
Cash and cash equivalents	351,780	329,055
Current assets – total	583,588	476,676
Current liabilities – total	205,686	77,587
Working capital	377,902	399,089
Total assets	1,322,520	1,276,102

Development Projects

Pitarrilla Project, Mexico

A total of $13.4 million was spent during the six months ended June 30, 2012 at the wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $11.6 million in the first half of 2011.

The Pitarrilla feasibility study continues on schedule for completion in the second half of 2012. Earlier this year as the feasibility study progressed, the decision was made to extend scope to carry out additional work that has the potential to add value or reduce risk of the project. Items include:

  In-fill drilling in the upper zones of the oxide deposit which has the potential to increase mineral resources and reserves in the early years of the open pit;

  Close spaced drilling and geostatistical studies to refine the mineral reserve model toward an expected improvement in ore grade;

  Optimization studies on milling and leaching to increase the capacity of the plant in its current design configuration; and

  Confirmation of flotation recoveries of sulfides in the upper zones of the project.

Results of this work are now nearing completion and are being incorporated into the feasibility study.

Due to deferrals and delays of other mine construction projects across the industry, associated timelines for delivery of key mining and processing equipment have reduced. As a result, the Company is no longer anticipating fast-tracking pre-construction spend and will develop site and ancillary infrastructure concurrent with a development decision on the Project.

As previously disclosed, a scoping level evaluation determined the preferred project concept to be a large open pit mine. Plant facilities are expected to target 16,000 tonnes per day and include a milling circuit, an agitated leach circuit and a flotation circuit. These facilities are expected to produce silver doré and separate lead and zinc concentrates containing payable silver.

The design of the open pit anticipates starting in the upper and mid-level oxide and transitional ores, then extending into the higher grade sulfide ores in the basal conglomerate zone and finally bottoming out in the upper levels of sulfide mineralization in sedimentary structures below the conglomerate. This mining operation will leave intact the middle and lower zones of the sedimentary structures for subsequent potential underground mining.

The Environmental Impact Assessment (“EIA”) document is scheduled to be prepared in the second half of 2012 with submission to the authorities thereafter. The remaining land access rights are being negotiated and work has commenced for the operations camp and water wells.

The Company has completed an in-fill drilling program of approximately 8,300 meters, which had the objective of expanding the near-surface oxide mineralization at the Breccia Ridge and South Ridge zones. In addition, metallurgical testing is underway to optimize metal recoveries from oxide and sulfide mineralization. The results of the drilling and metallurgical studies will be included in the Pitarrilla feasibility study.

San Luis Project, Peru

A total of $3.9 million was spent during the six months ended June 30, 2012 at the wholly-owned San Luis project in Peru compared to $3.6 million in the first half of 2011.

Long-term land access negotiations continued with one of the two local communities, as an agreement with the other was completed in late 2011.

The Company focused on advancing the EIA with comments being addressed. The completion of the land access agreements and approval of the EIA will enable a construction decision to be made.

In addition to pursuing land access agreements and environmental permits for the Ayelen gold-silver deposit the Company advanced its application for an environmental permit that would allow an exploration drilling campaign at the BP Zone, which is a high-potential porphyry copper target, located about 4.5 kilometers southeast of the Ayelen deposit . The environmental permit has been approved by the mining ministry and a water permit is expected shortly to enable drilling to commence. The BP Zone drilling program will consist of six drill holes.

San Agustin Project, Mexico

A total of $0.3 million was spent during the six months ended June 30, 2012 at the Company’s wholly-owned San Agustin project located in Durango State, Mexico, consistent with $0.3 million spent during the first half of 2011. Most of the expenditure was incurred as property holding costs and other administrative expenses.

Advanced negotiations continued with three parties that control the surface rights covering the Company’s mineral concessions. Once land access agreements are in place, a 5,000 meter diamond drilling program will be initiated. The objective of the drilling campaign is to expand the near-surface oxidized gold mineral resource. In addition to the proposed program of in-fill drilling, detailed metallurgical studies will also be undertaken and will focus on gold recovery characteristics of the oxidized gold mineralization.

Outlook

The Company retains production guidance of between 8.2 and 8.5 million ounces of silver. Direct mining costs for the year ended December 31, 2012 are now expected to be between the original guidance of $11.85 and $12.85 per ounce of silver. The marginal increase in direct mining costs results principally from a stronger expected Argentine peso not offsetting high Argentine inflation to the extent originally anticipated.

Direct mining cost per ounce is a non-GAAP financial measure. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of the MD&A.

Zinc production guidance is maintained between 10.5 and 11.5 million pounds in 2012.

The Company has successfully completed long-term silver concentrate sales negotiations which cover all of the Pirquitas mine’s production, and further will enable the Company to start to sell down the high silver concentrate inventory balance through the remainder of 2012.

The regulatory environment within Argentina continues to be subject to changes enacted by the government. Early in the quarter, the Argentine Ministry of Economy and Public Finance issued a resolution that reduced the time permitted to repatriate export net proceeds from 180 days to 15 days. As a result, Pirquitas temporarily suspended shipments while management reviewed the potential impact of the new resolution. On June 25, 2012, a revised resolution was issued extending the time limit to 120 days enabling Pirquitas to resume shipments under certain contracts. This limit has subsequently been increased to 140 days and the Company continues to pursue an extension to 180 days.

There have also been changes to import regulations for goods and services, and the removal of subsidies provided for fuel. Additionally, labour negotiations within the mining industry indicate labour inflation is likely to continue at elevated levels. The Company continues to work within these regulations and mitigate, where possible, the impact on imports and exports, cost structure, and Argentine peso foreign exchange exposure.

The Company anticipates that capital expenditures over the second half of 2012 at the Pirquitas mine will approximate $6 million, bringing the full year to $18 million, and exploration expenditures in the second half of 2012 will approximate $16 million, bringing the full year to approximately $22 million. The majority of exploration expenditure will be capitalized. Expenditure for the completion of the feasibility study at Pitarrilla in the second half of 2012, including infrastructure, camp operations and supporting administration, are expected to be approximately $8 million, bringing the total to $20 million for the full year. The expenditure on Pitarrilla is a reduction from that previously disclosed due to the deferral of pre-construction activities.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s Consolidated Interim Financial Statements and MD&A of the Financial Position and Results of Operations for the three and six months ended June 30, 2012 as filed with Canadian securities regulators available at www.sedar.com or the company’s web site at www.silverstandard.com.

•	Conference Call and Webcast: Thursday, August 9, 2012, at 11:00 a.m. EDT.
	Toll-free in North America:	(888) 429-4600
	All other callers:	(970) 315-0481
	Webcast:	http://ir.silverstandard.com/events.cfm

•	The call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:
	Toll-free in North America:	(855) 859-2056, replay conference ID 98794834
	All other callers:	(404) 537-3406, replay conference ID 98794834

SOURCE: Silver Standard Resources Inc.

Contact:

Steve Hards
Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management and relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Pitarrilla and San Luis projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Company’s Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at the Company’s mineral exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants given with respect to the Company’s 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, exchange controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business, including without limitation recent import and export regulations in Argentina that may impact cash flow, concentrate sales and importation of goods and services required for the Pirquitas mine; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company’s has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; the Company’s ability to maintain adequate internal control over financial reporting; the future value of Pretium’s shares and the Company’s ability to monetize the full value of the Company’s interest in Pretium; and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. The Company’s advises U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.